August 6, 2014

VIA EDGAR AND FACSIMILE (202.772.9217)

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Alere Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 2, 2014

File No. 001-16789

Dear Mr. Rosenberg:

I am writing on behalf of Alere Inc. (the “Company”) in response to the letter dated July 31, 2014 (the “Comment Letter”) containing comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, which the Company filed with the Commission on March 2, 2014.

The Comment Letter requested that, within ten business days, the Company either provide the information requested by the Comment Letter or advise the staff when the Company will provide the requested information.

I called and spoke today with James Pleklenk, Staff Accountant. Consistent with that discussion, I am writing to confirm to you that the Company currently anticipates that it will provide the requested information on or about August 22, 2014.

Please feel free to contact me if I can be of any assistance.

Sincerely,

/s/ Jay McNamara

Jay McNamara
Senior Counsel, Corporate & Finance

cc:	David Teitel, Chief Financial Officer

Carla Flakne, Chief Accounting Officer

Ellen Chiniara, General Counsel